March 12, 2019

Via EDGAR

Unites States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Consumer Products,

100 F Street, NE,

Washington, DC 20549-7010.

Attention:	Jim Allegretto, Senior Assistant Chief Accountant Scott Anderegg, Staff Attorney Lilyanna Peyser, Special Counsel Sondra Snyder, Staff Accountant

Re:	Jumia Technologies AG Amendments No. 1 and 2 Draft Registration Statement on Form F-1 Submitted on January 31 and February 12, 2019 CIK No. 0001756708

Ladies and Gentlemen:

On behalf of our client, Jumia Technologies AG (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 27, 2019, relating to Amendments No. 1 and 2 to the Company’s Draft Registration Statement on Form F-1 (CIK No. 0001756708) submitted to the Commission on January 31 and February 12, 2019 (the “Amended Draft Registration Statements”). Concurrently with this letter, we are filing a Registration Statement on Form F-1 (the “Registration Statement”).

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Set forth below are the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and the Company’s response immediately following each comment.

The Company has responded to each of the Staff’s comments by incorporating revisions, to the extent relevant, in the Registration Statement in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Amended Draft Registration Statements, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Amended Draft Registration Statement submitted to the Commission on February 12, 2019. The page references in the responses refer to page numbers in the Registration Statement.

Prospectus Summary, page 1

1.	We note your response to comment 3. If you will be a controlled company after this offering, please disclose that fact in this section and include appropriate risk factor disclosure.

Response:

No single person, entity or group will beneficially own more than 50% of the shares in the Company following completion of the offering. As such, the Company will not be a controlled company following the offering. The Company would also like to point the Staff to the disclosure in the risk factors on the influence by the Company’s existing shareholders (see the risk factor entitled “Following this offering, our existing shareholders will retain a significant interest in us, and their interests may conflict with ours or those of our other shareholders.” on page 60 of the Registration Statement.)

Summary Consolidated Financial and Operating Data

Consolidated Statement of Profit or Loss, page 14

2.

The amount presented for Revenue in U.S. Dollars does not appear to be correct based on an exchange rate of E1.00 to U.S. $1.1456. Please revise as appropriate or tell us why you believe such revision is required.

Response:

The Company has revised the disclosure on page 15 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Dilution, page 71

3.

Please revise to disclose your historical net tangible book value as of December 31, 2018 on an aggregate basis and per ordinary share. As it appears this information is currently available it should be populated in the next amendment.

Response:

The Company has revised the disclosure on page 73 of the Registration Statement to disclose its historical net tangible book value as of December 31, 2018 on an aggregate basis and per ordinary share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 75

4.

We note your response to comment 7 and your disclosure on page 86 that “an increase in gross profit was more than offset by higher fulfillment expense and adjusted general and administrative expense.” In an appropriate place in this section please revise your disclosure to provide investors with an analysis of your losses so that they can determine whether the losses will continue or are related to one-time events. In this regard, your discussion should address those key variable and other qualitative and quantitative factors that are necessary for an understanding and evaluation of trends relating to your operations, including your losses.

Response:

The Company has revised the disclosure in the sections “Prospectus Summary,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Business” in the Registration Statement to include additional data on the operating performance of its core activities after expense items that are largely variable in nature. The Company refers to the relevant measure as “platform contribution.”

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Critical Accounting Estimates and Judgments, page 87

5.

We note from your response to comment 10 that you do not consider your revenue recognition accounting policies to be a critical accounting policy. However, we note you adopted IFRS 15, Revenue from Contracts with Customers effective January 1, 2018. In addition, you disclose in Note 3 on page F-19 that you applied certain significant judgments in applying the new standard. In light of your disclosure, please tell us why you believe the application of IFRS 15 did not involve any significant estimates or judgments that may represent critical accounting policies for which disclosure is required.

Response:

The Company has revised the disclosure on page 96 of the Registration Statement to include disclosure concerning judgments in applying IFRS 15.

6.

Once you have an estimated offering price or price range for shares to be issued in this offering, please explain to us in detail how you determined the fair value of the common stock underlying your equity issuances and disclose the reasons for any disparity between the valuations of your common stock in the twelve month period leading up to the initial public offering and the estimated offering price.

Response:

The Company will supplementally provide the Staff with an analysis explaining how the Company determined the fair value of the common shares underlying the Company’s equity issuances and the reasons for any material disparity between the valuations of the Company’s common shares in the twelve-month period leading up to the initial public offering and the estimated offering price.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Business

Jumia Logistics, page 106

7.

We note your disclosure in the first paragraph on page 107 that for the nine months ended September 30, 2018 about a third of your packages were delivered to rural cities and about a fifth to secondary cities. Please update to provide this information for the year ended December 31, 2018 or tell us why you believe no such revision is necessary.

Response:

The Company has revised the disclosure on page 112 of the Registration Statement to update the information for the year ended December 31, 2018.

Share-Based Incentive Plans, page 130

8.

We note your disclosure that you exchanged call options issued to approximately 200 participants under your 2016 Plan against call options in your 2019 Plan during 2019. Please tell us and disclose how you plan to account for the exchange of these options under IFRS.

Response:

The Company has reviewed and revised the disclosure on pages 138 and 139 of the Registration Statement. No call options issued under the 2016 Plan were exchanged against call options under the 2019 Plan.

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income for the Years Ended December 31, 2018 and 2017, page F-4

9.

We note that you have net losses for the years ended December 31, 2018 and 2017. Thus it appears you should retitle your statements of comprehensive income to be statements of operations and comprehensive income (loss). Please revise or tell us why you believe no revision is necessary.

Response:

The Company has revised pages F-1, F-2, F-4, F-12, F-13 and F-18 of the Registration Statement to retitle its statements of comprehensive income.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Consolidated Statement of Cash Flows For the Years Ended December 31, 2018 and 2017, page F-6

10.

We note that you classified E350 thousand of cash flows related to the buyback of non-controlling interests within investing activities in your statement of cash flows. Based on the guidance in paragraph 17 of IAS 7 it appears that cash used to buyback non-controlling interests should be classified within financing activities on the statement of cash flows. Please revise or tell us why you believe no such revision is necessary.

Response:

The Company has revised the presentation of its cash flows on page F-6 of the Registration Statement to reflect the cash used to buyback non-controlling interests within financing activities on the statement of cash flows.

Note 2.f) Financial instruments – initial recognition and subsequent measurement, page F-9

11.

We note your disclosure that you applied IFRS 9 prospectively, with an original application date of 1/1/2018. However, paragraph 7.2 provides that IFRS 9 should be adopted retrospectively. Please explain how and why you determined that prospective adoption of this standard was appropriate and in accordance with IFRS 9.

Response:

The Company has revised page F-9 of the Registration Statement.

Note 5. Material partly-owned subsidiaries, page F-23

12.

We note your disclosure that the equity interest held by the non-controlling interests declined in 2018 primarily as a result of the roll-up of participations in subsidiaries from the previous share-based compensation plan to participations in the holding entity (Jumia UG & Co.) which was legally executed during 2018. In order to assist us in understanding this disclosure, please explain these roll-up transactions. In this regard, a diagram may help facilitate analysis. Please also tell us how these roll-up transactions are reflected in your disclosures in Note 13 Share-based compensation on pages F-30 through F-33. We may have further comment.

Response:

The Company is structured in various layers of ownership and generally, the lowest level is an operating entity (each, an “OpCo”) and an intermediate partnership (each, a “KG”) owns the OpCo. In turn, Jumia Technologies AG holds the majority of the limited partner interests in each of these intermediate partnerships (KGs).

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

In order to incentivize local founders, key employees and top management (collectively, the “Participants”), certain share-based payment awards to Participants have been made at the KG level. Depending on each Participant’s position, business and country with which they are associated, Participants were awarded limited partnership interests in the KG that owns the relevant OpCo.

A Participant’s limited partnership interests were held by a trustee company, Bambino 53. V V GmbH (“Bambino 53”), on behalf of the Participant. In August 2018, the Participants’ limited partnership interests held by Bambino 53 in trust were transferred to Juwel 179. V V UG (haftungsbeschränkt) and then contributed into Jumia UG (haftungsbeschränkt) & Co. KG (“Jumia UG & Co.”) (the “roll-up”). Limited partnership interests held in trust by Bambino 53 were replaced with interests in Jumia UG & Co. As disclosed in Note 13 to the Company’s financial statements, the number of interest in Jumia UG & Co. was determined based on the estimated fair value of the limited partnership interests held in trust by Bambino 53 and the estimated fair value of Jumia UG & Co. The roll-up transaction was accounted for as a replacement under IFRS 2. The Company did not incur any material expense in connection with the roll-up transaction. The roll-up of limited partnership interests held in trust by Bambino 53 did not impact the quantity or the exercise price of any share options.

In order to provide the Staff with more information on the Roll-up and how it was effected, the Company is supplementally submitting diagrams and a table to facilitate your analysis.

We have revised Note 13 to the financial statements on page F-31 of the Registration Statement to describe more fully the impact of the roll-up transaction.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

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If you would like to discuss any aspect of this letter or the Registration Statement, please contact the undersigned by phone at +49-69-4272-5525 or by email at czernieckik@sullcrom.com. Please send written correspondence relating to this submission to the undersigned by email.

Very truly yours,

/s/ Krystian Czerniecki

Krystian Czerniecki

cc:	Sacha Poignonnec, Jumia Technologies AG

Jeremy Hodara, Jumia Technologies AG

Oliver Seiler, Latham & Watkins LLP

David Boles, Latham & Watkins LLP